# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ZENAS BIOPHARMA, INC., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0001829169
Persons authorized to receive notices and communications: Patrick G. Enright,, Longitude Capital Partners IV, LLC, 2740 Sand Hill Road, 2nd Floor, Menlo Park, California (CA), 94025, (650) 854-5700

## Reporting persons
- Longitude Capital Partners IV, LLC (CIK 0001829169): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,832,669; sole dispositive power 0; shared dispositive power 1,832,669; aggregate amount beneficially owned 1,832,669 (3.4% of the class)
  Comment: All shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 53,421,343 shares outstanding, consisting of (A) 42,110,313 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, as filed with the Securities and Exchange Commission (the "Commission") on August 12, 2025 (the "Form 10-Q"), plus (B) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025, plus (C) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025, in the case of (B) and (C), each as reported by the Issuer in its Registration Statement on Form S-3ASR filed with the Commission on October 8, 2025 (the "Form S-3").
- Longitude Venture Partners IV, L.P. (CIK 0001787456): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,832,669; sole dispositive power 0; shared dispositive power 1,832,669; aggregate amount beneficially owned 1,832,669 (3.4% of the class)
  Comment: All shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 53,421,343 shares outstanding, consisting of (A) 42,110,313 shares of Common Stock outstanding, as reported in the Form 10-Q, plus (B) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025, plus (C) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025, in the case of (B) and (C), each as reported in the Form S-3.
- Longitude Prime Partners, LLC (CIK 0001865779): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 774,530; sole dispositive power 0; shared dispositive power 774,530; aggregate amount beneficially owned 774,530 (1.4% of the class)
  Comment: All shares are held of record by LPF (as defined in Item 2(a) below). LPP (as defined in Item 2(a) below) is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 53,421,343 shares outstanding, consisting of (A) 42,110,313 shares of Common Stock outstanding, as reported in the Form 10-Q, plus (B) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025, plus (C) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025, in the case of (B) and (C), each as reported in the Form S-3.
- Longitude Prime Fund, L.P. (CIK 0001865844): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 774,530; sole dispositive power 0; shared dispositive power 774,530; aggregate amount beneficially owned 774,530 (1.4% of the class)
  Comment: All shares are held of record by LPF. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LPP and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 53,421,343 shares outstanding, consisting of (A) 42,110,313 shares of Common Stock outstanding, as reported in the Form 10-Q, plus (B) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025, plus (C) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025, in the case of (B) and (C), each as reported in the Form S-3.
- Patrick G. Enright (CIK 0001253886): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 24,323; shared voting power 2,607,199; sole dispositive power 24,323; shared dispositive power 2,607,199; aggregate amount beneficially owned 2,631,522 (4.9% of the class)
  Comment: Consists of (A) 11,990 shares held by Mr. Enright, and (B) 12,333 shares underlying options held by Mr. Enright, which are exercisable within 60 days of this Statement.
  
  Consists of (A) 1,832,669 shares held of record by LVPIV, and (B) 774,530 shares held of record by LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPIV and LPF.
  
  Based on 53,433,676 shares outstanding, consisting of (A) 42,110,313 shares of Common Stock outstanding, as reported in the Form 10-Q, plus (B) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025, plus (C) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025, in the case of (B) and (C), each as reported in the Form S-3, plus (D) 12,333 shares underlying options held by Mr. Enright, which are exercisable within 60 days of this Statement.
- Juliet Tammenoms Bakker (CIK 0001431159): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,607,199; sole dispositive power 0; shared dispositive power 2,607,199; aggregate amount beneficially owned 2,607,199 (4.9% of the class)
  Comment: Consists of (i) 1,832,669 shares held of record by LVPIV and (ii) 774,530 shares held of record by LPF. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPIV. LPP is the general partner of LPF and may be deemed to have voting, investment and dispositive power with respect to the shares held by LPF. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPIV and LPP and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPIV and LPF.
  
  Based on 53,421,343 shares outstanding, consisting of (A) 42,110,313 shares of Common Stock outstanding, as reported in the Form 10-Q, plus (B) 5,000,000 shares of common stock issued by the Issuer to InnoCare Pharma Inc. on October 7, 2025, plus (C) 6,311,030 shares of common stock issued by the Issuer to certain investors pursuant to that certain Securities Purchase Agreement, dated as of October 7, 2025, in the case of (B) and (C), each as reported in the Form S-3.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ZENAS BIOPHARMA, INC.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Commission on September 23, 2024 (the "Original Schedule 13D") and is being filed by Longitude Venture Partners IV, L.P. ("LVPIV"), Longitude Capital Partners IV, LLC ("LCPIV"), Longitude Prime Fund, L.P. ("LPF"), Longitude Prime Partners, LLC ("LPP" and together with LVPIV, LCPIV and LPF, the "Reporting Entities") and Patrick G. Enright ("Enright"), a member of the Issuer's board of directors (the "Board") and Juliet Tammenoms Bakker ("Tammenoms Bakker" and together with Enright, the "Reporting Individuals"). The Reporting Entities and the Reporting Individuals are collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Statement have the meanings ascribed to them in the Original Schedule 13D.
Residence or business address: The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.
Present principal occupation or employment: Each Reporting Entity is a venture capital investment entity. Each Reporting Individual is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. The Reporting Individuals are managing members of each of LCPIV and LPP. LCPIV is the general partner of LVPIV and LPP is the general partner of LPF.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of LCPIV and LPP is a limited liability company organized under the laws of the State of Delaware. Each of LVPIV and LPF is a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplement by adding the following to the end of Item 3:

On October 7, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with (i) certain institutional and accredited investors (the "Institutional Investors") and (ii) certain directors and officers of the Company (the "Director and Officer Investors" and, together with the Institutional Investors, each, a "PIPE Investor" and, together, the "PIPE Investors"), pursuant to which the Company agreed to sell to (i) the Institutional Investors, including LVPIV, an aggregate of 6,262,112 shares of Common Stock (the "Institutional Investor PIPE Shares"), at a price of $19.00 per share, and (ii) the Director and Officer Investors, including Enright, an aggregate of 48,918 shares of Common Stock (the "Director and Officer Investor PIPE Shares" and, together with the Institutional Investor PIPE Shares, the "PIPE Shares") at a price of $20.85 per share, in each case in a private placement transaction (the "PIPE"). The PIPE closed on October 9, 2025 (the "PIPE Closing").

At the PIPE Closing, Enright purchased 11,990 shares of Common Ctock at a price per share of $20.85 and an aggregate purchase price of $249,991.50.

At the PIPE closing, LVPIV purchased 105,265 shares of the Common Stock at a price per share of $19.00 and an aggregate purchase price of $2,000,035.00

The above summary of the Purchase Agreement is qualified by reference to such description and the full text of the Form of Purchase Agreement, a form of which is filed as Exhibit 1 to this Amendment and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of LVPIV and LPF, the general partner and limited partners of each of LVPIV and LPF may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 9, 2025, the Reporting Persons ceased to beneficially own more than 5% of the Issuer's securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the PIPE, on October 7, 2025, the Issuer entered into a Registration Rights Agreement (the "PIPE Registration Rights Agreement") with the PIPE Investors, pursuant to which the Issuer filed the Form S-3 to register the PIPE Shares for resale. The Issuer granted the PIPE Investors customary indemnification rights in connection with the PIPE Registration Rights Agreement. The PIPE Investors have also granted the Issuer customary indemnification rights in connection with the PIPE Registration Rights Agreement.

The above summary of the PIPE Registration Rights Agreement is qualified by reference to such description and the full text of the PIPE Registration Rights Agreement, a form of which is filed as Exhibit 2 to this Amendment and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Securities Purchase Agreement, dated October 7, 2025, by and among the Issuer and certain investors party thereto (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K, as filed with the Commission on October 8, 2025 and incorporated herein by reference).

Exhibit 2: Registration Rights Agreement, dated October 7, 2025, by and among the Issuer and certain investors party thereto (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K, as filed with the Commission on October 8, 2025 and incorporated herein by reference).

## Signatures
- Longitude Capital Partners IV, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (10/14/2025)
- Longitude Venture Partners IV, L.P.: By Longitude Capital Partners IV, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (10/14/2025)
- Longitude Prime Partners, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (10/14/2025)
- Longitude Prime Fund, L.P.: By Longitude Prime Partners, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (10/14/2025)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (10/14/2025)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (10/14/2025)